Division of Corporate Finance Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

August 19, 2021

Re: Worldwide Strategies Incorporated.

Amendment No. 2 to Registration Statement on Form 10

Filed July 13, 2021

File No. 000-52362

Dear SEC Staff,

This letter sets forth the response of Worldwide Strategies Incorporated (“WWSG” or the “Company”) to the Staff’s comment letter received August 9, 2021. Further, we have filed an Amendment No. 2 to the Amended Registration Statement on Form 10 filed July 13, 2021, to address the comments as referenced in our responses below.

Business, page 2

1. We note that you have generated no revenues and have had no or nominal assets and operations to date. Therefore, it appears that you are a shell company under Rule 12b-2 of the Exchange Act. Please revise to prominently disclose your shell company status in the business section. Additionally, revise your current risk factor disclosure on page 17 that states that you "may be deemed" a shell company to clearly state that you are shell company.

Response: While the Company is a development stage company, it is not a shell company as defined in Rule 12b-2 of the Exchange Act. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. The definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business. Footnote 172 to SEC Release No. 33-8869 (“Release 33-8869”), provides that the amendments to Rule 144, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “start-up company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provided that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having “no or nominal operations.” Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its startup phase and therefore too broad.

SEC Release No. 33-8587 ("Release 33-8587"), the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is "nominal: is based on the facts and circumstances of each individualized case.

The Company has been very active in its operations with respect to developing its business plans, and has had consistent, material ongoing operations that are not nominal since the registrant’s re-organization post custodianship.  Some of the relevant factors that the Company finds pertinent in its classification as a non-shell are, (i) a very specific business purpose (ii) a bona fide plan of operations, (iii) revenue generation strategy, and (iv) operating expenses.

The Company’s business plan and purpose is to market the intellectual property as set forth in the book The Kaufmann Protocol, to develop and market a line of direct-to-consumer products, to market the company’s mobile applications to market the existing book, to complete and publish a second, book, which is near completion, to develop additional content for multiple audiences and to distribute said content. In furtherance of this business plan the Company has:

a.	Negotiated and executed an arms-length acquisition for the licensure of a portfolio of intellectual property developed over a decade, and popularized on podcasts and at industry conferences, by a respected John Hopkins trained doctor, who is the chief of anesthesiology at a major hospital. IN connection with the negotiation, we recruited the author/doctor/inventor as a co-founder.

b.	The Kaufmann Protocol, which is the central piece of the intellectual property in the portfolio is a book which is available for purchase on Amazon.com, which has over 186 reviews, and has sold over 10,000 copies with copies sold every month since March 2018, through June 2021 which is the latest period reported;

c.	The Company continues to refine and update the algorithm which was developed and first introduced in the book and the company’s apps;

d.	The Company currently has, and maintains apps on both the Apple App Store and the Google Play Android marketplace;

e.	We have begun and continue to assemble an advisory board of accomplished scientists and notable medical experts in the field of aging;

f.	A second book is currently being written and almost completed;

g.	The Company is in discussions with a top 3 global talent agency for representation as a literary agent, and for general representation;

h.	Our Officers and Directors are involved in the day-to-day operations of the Company;

i.	Our co-founder, Dr. Sandra Kaufmann is actively engaged in research to supplement the IP we licensed;

j.	Dr. Kaufmann continues to market our IP by participating in podcasts and other speaking engagements.

k.	Dr. Kaufmann actively corresponds with customers and potential customers online, via email;

l.	The Company is actively entering historical customer information in a CRM (customer relationship management platform) which is being parsed and organizer by data scientists;

m.	The Company has prepared a Form 1-A to raise capital to execute its business plan, which it intends to file after its Form 10 becomes effective;

n.	The Company has negotiated and received an underwriting agreement with a registered broker dealer, which the company plans to execute in connection with its filing of its Form 1-A;

o.	The Company has had conversations and negotiations for a private placement of the Company’s securities to assist in finding the Company prior to its crowdfunding offering;

p.	Has engaged in significant due diligence, legal, financial and technical, related to the acquisition of the target acquisition, for which it has executed a binding letter of intent;

q.	Has a defined plan of operations;

r.	Has interviewed multiple marketing agencies and e-commerce development shops, and has received written proposals, which we plan to execute once we raise capital from our regulation A+ tier 2 offering;

s.	The Company has begun developing a social media presence and has begun developing a website;

t.	Has audited its financial statements with a PCAOB approved auditor;

u.	Has prepared and filed this registration statement with the SEC in order to further its business goals; and,

v.	Has prepared a Form 1-A filing to engage in a crowdfunding tier 2 offering to capitalize the company in order to further execute its business plan.

The foregoing actions taken by the Company demonstrate the Company’s high level of commitment towards establishing a legitimate business pursing opportunities for its development. The Company is a development stage company engaged in the further development, marketing and further commercialization of its intellectual property. Its business purpose and plan is to build a multi-faceted health and wellness platform offering online and in person services and products. The Company has no intention to engage in a reverse merger or acquisition with any unidentified company or companies or other entity. Therefore, the Company is not a “shell” company, but rather a development stage company with a limited operating history. Any finding to the contrary, mischaracterizes our business, denigrates our efforts and diminishes our ability to raise capital and will hamper our ability to successfully execute our planned Reg A+ Tier 2 offering and other capital raising efforts.  Our efforts, progress and development are continuous, expeditious and significant which is dispositive of a development stage company.

Overview, Page 2

2. You state here that you currently sell your book, the Kaufmann Protocol, online and have a mobile application on the iOS platform. On page 4, you note that the Kaufmann Protocol has sold approximately 10,000 copies. Please revise your business section to highlight, if true, that these historical sales have not generated any revenue for the company, explain why they have not generated any revenue for the company and discuss whether you will generate revenue from future sales of the book.

Response: We have revised the disclosure to reflect that we have not generated revenues from the sales of the book which predate our license agreement, and that we expect to generate revenues from book sales which occur after the effective date of our license agreement.

Intellectual Property, page 5

3. Please summarize the material terms of your intellectual property license agreement with Dr. Kaufmann, including the duration of the agreement. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: We have revised the disclosure to clarify what we have currently licensed and what may be covered in the future.

We do not currently own any patents, trademarks or copyrights, however we may in the future seek intellectual property protection on certain works which we may invent author or otherwise create, and or which may be direct and or derivative works or enhancements of the Kaufmann License.

We have entered into a pre-paid, irrevocable worldwide license for the Kaufmann Protocol which is the first comprehensive approach to aging that tackles why we age, and then recommends a strategic, scientific approach to decelerate the aging process (the Kaufmann License”), with the Kaufmann Anti-Aging Institute LLC, (the Licensor”) who owns or controls certain, know-how, trade secrets, common law copyrights and other intellectual property rights including the Licensor’s Apple iOS and Android applications and associated source codes, the kaufmannprotocol.com domain name, and other assets, social media accounts, related to the Kaufman Protocol. The license extends to any copyrights, patents and or trademarks which may be awarded in the future, including existing works which may be trademarked or copyrighted under applicable laws. The domain name lifeextensions.com is owned by our CEO, and has been made available to us at no expense for an indefinite period of time, our access to this domain name is terminable at will by our CEO.

Risk Factors, page 7

4. We note that each share of Series A and Series B preferred stock entitles its holder to 6.25 and 1,000 votes, respectively. Please revise to add a risk factor summarizing the voting rights of your Series A and Series B preferred stock and discuss resulting risks to you and your common stock shareholders.

Response: We have added the following disclosure:

The Concentration of Our Stock Ownership Limits Our Stockholders’ Ability to Influence Corporate Matters.

Our Convertible Series A preferred stock has 6.25 votes per share and our Convertible Series B preferred stock has 1,000 votes per share, while our common stock has one vote per share. As of August 9, 2021, Messrs. Charan, Laufer and Dr. Kaufmann, beneficially owned 100% of our outstanding Convertible Series B preferred stock and 70.16% of our Convertible Series A preferred stock, which represented approximately 90.92% of the voting power of our outstanding capital stock. Messrs. Charan, Laufer and Dr. Kaufmann therefore have the voting power over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future.

This concentrated control limits or severely restricts our stockholders’ ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Directors and Executive Officers, page 22

5. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director. Please also disclose each director’s principal occupations and employment during the past five years, including, for Mr. Laufer, the period from December 2017 to July 2019. Please refer to Items 401(a), 401(b) and 401(e) of Regulation S-K.

Response: We have amended our response to address the comments. The gap in Mr. Laufer’s employment relates to his time managing a family office.

Adam Laufer, Since July 20, 2019, Mr. Laufer has served as our CEO and a member of our Board of Directors. Mr. Laufer leads the strategic vision of our company and oversees the implementation of our developing strategy and expansion as a direct-to-consumer health-tech company. Mr. Laufer is responsible for our acquisition, financing and growth strategies. We believe that Mr. Laufer’s experience as a corporate securities attorney, an entrepreneur, startup founder and patent holder, coupled with his previous executive positions, including CEO and general counsel of a public company and his directorship of a 501c3 non-profit corporation, contribute to his preparedness, and his qualification to serve as a director of the registrant. From 2017 until July 2019, and through the present day, Mr. Laufer, has principally engaged in the management of his personal investment portfolio. From February 10, 2014 until December 15, 2017, Mr. Laufer served as chief executive officer and a director of MJ Holdings, Inc. a publicly traded real estate holding company. From January 2009 until his resignation in 2013, Mr. Laufer served as chairman and chief executive officer of Soleil Capital L.P., a publicly traded company. In 2013, prior to his resignation as an executive officer and a director of Soleil Capital L.P., Mr. Laufer successfully negotiated and executed the acquisition of a portfolio of electronic cigarette and personal vaporizer patents. Mr. Laufer co-founded Vapor Corp., an electronic cigarette company, and from 2009-2013, Mr. Laufer served the company as an advisor and general counsel; consulting on matters of corporate strategy and regulatory issues related to electronic cigarette products, during which time the company’s revenues grew from $1M to $23M. Mr. Laufer has significant experience in working with start-up and development stage businesses in defining their corporate strategy, identifying funding and growth opportunities, and in implementing liquidity strategies. Mr. Laufer is a member in good standing of the Florida Bar.

Pavan Charan. Pavan (Satyaketu) Charan has served as our CFO and a member of our board of directors since July 2019. Mr. Charan is a serial entrepreneur and has over twenty-five years of finance and accounting experience within the United States, Europe, Latin America and the Caribbean. Mr. Charan has served in in the CFO capacity for several fast-growing technology companies to enable rapid, repeatable and scalable growth and has also been involved in financial reporting, finance transformation and capital market transactions. Since 2004 Mr. Charan has served as a Managing Director of a management advisory firm specializing in accountancy advisory for public companies, due diligence, merger and acquisition advisory, preparation of financial statements, Sarbanes Oxley implementation, financial modeling, with an expertise in technology implementation for enterprise clients. Earlier in his career, Pavan was a Senior Manager at KPMG, LLP where he provided audit and advisory services to publicly and privately held clients as well as private equity groups. Pavan began his career at Price Waterhouse, is a Chartered Accountant (UK) and a Certified Public Accountant (inactive). His experience spans various industries from healthcare, distribution and technology, combined with his experience as a senior manager at a global accounting and advisory firm and his experience as the founder and CEO of a boutique advisory firm, give Mr. Charan all the experiences, qualifications and attributes necessary to serve as the registrants CFO and a member of its board of directors.

Dr. Sandra Kaufmann M.D. Sandra Kaufmann, M.D., a member of our board of directors since June 2021. Dr. Kaufmann is the creator of the Kaufmann Protocol and the author of the book The Kaufmann Protocol. Dr. Kaufmann, is currently the chief of pediatric anesthesiology at Joe DiMaggio Children’s Hospital. Dr. Kaufmann earned her Medical Degree at the University of Maryland School of Medicine in 1996, and completed a residency and fellowship at Johns Hopkins in the field of pediatric anesthesiology in 2002. She is board-certified in both Anesthesiology and Pediatric Anesthesiology from the American Board of Anesthesiology and earned her Bachelor’s Degree of Science from the University of Miami in 1990 followed by a Master’s Degree from the University of Connecticut in Tropical Ecology and Evolutionary Biology. Dr. Kaufmann was recognized as “Best in Medicine” by the American Health Council. Dr. Kaufmann is the thought leader behind our business objective and possesses the vision for our corporate development and expansion in a medically responsible and ethical way, and as the head of a department at a major hospital, is equipped with the business processes, managerial skills and experience which qualifies her to serve as a director of the registrant.

Executive Compensation, page 22

6. Please update to provide executive compensation disclosure for the fiscal year ended July 31, 2021. See Item 402(m) of Regulation S-K.

Response: We have updated the disclosure to reflect that no compensation has been paid to any of our executive officers for the fiscal ended July 31, 2021.

Recent Sales of Unregistered Securities, page 24

7. Please disclose your issuance of 270,000 shares of Class B preferred stock. Please refer to Item 701 of Regulation S-K. We note that on page F-19 you indicate that you issued 270,000 shares of “Convertible Series B preferred stock” to the Custodian on July 10, 2019. On page F-9, you indicate that Mr. Laufer owned 270,000 shares of Class B preferred stock as of July 31, 2020, and continued to hold those 270,000 shares through April 30, 2021.

Response: We have updated our disclosure to reflect that on July 10 2019, the Company issued to Small Cap Compliance LLC, the Company’s former court appointed custodian 270,000 shares of the Company’s Convertible Series B preferred stock to satisfy all outstanding obligations and debts owed to Custodian for costs associated with the custodianship proceedings, and all expenses incurred by the custodian in reinstating the company under Nevada state law, and settling all outstanding balances with the company’s transfer agent.

Item 15. Financial Statements and Exhibits, page 31

8. Please list separately all financial statements filed as part of the registration statement. Please refer to Item 15(a) of Form 10.

Response: We have updated our disclosure to include all financial statements filed as part of the registration statement.

General

9. On page F-11, you disclose that you entered into a binding letter of intent to acquire a company in the health and fitness industry on May 29, 2021. Please revise to summarize the binding, material terms of this letter of intent and file it as an exhibit. Additionally, please provide us with an update on the status of this potential acquisition.

Response: The letter of intent expired on July 29, 2021 although the parties continue to have discussions in the hopes of arriving at a mutually acceptable agreement. As such letter of intent has expired and it is no longer a material item, we will not include this as an exhibit and have revised our disclosure to include the expiration date of the letter of intent.

10. Please ensure that you accurately and consistently describe the current status of your business and product offerings. In this regard, you state on page 3 that you do not currently offer molecular agents. However, disclosures elsewhere, such as your statement on page 5 that a majority of your products are considered dietary supplements and your statement on page 9 that you have changed the majority of your capsules to a vegetable base, suggest that you currently offer certain products. Please revise these and other disclosures to clarify, if true, that you do not currently offer any molecular agents as products.

Response: To provide clarity, certain of the products recommended in the protocol are dietary supplements, which we plan to offer, others are prescription drugs, which we do not plan to offer, we refer to both classes of products collectively as molecular agents.

“Any products we offer, which are considered dietary supplements as outlined in the FFDC Act, would requires us to maintain evidence that a dietary supplement is reasonably safe.”

Additionally we have deleted “We have changed the vast majority of our capsules to a vegetable base. However”

Worldwide Strategies Incorporated

/s/ Adam Laufer
Adam Laufer
CEO and Director